SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

02028553

Exemption No. 82-5129

SUPPL

02 APR 22 AM 11:54

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

dlw 4/22

[Translation]

Exemption No.82-5129

April 11, 2002

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

NOTICE OF CONVOCATION OF THE 51st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

You are hereby notified that the 51st Ordinary General Meeting of Shareholders will be held as stated below. You are requested to attend the meeting.

In the event you are unable to attend the aforesaid meeting, please study the reference document below and indicate on the Voting Right Exercise Form enclosed herewith your approval or disapproval of the proposals listed; you are authorized to exercise your voting rights in written form by sending the said form, after affixing thereto your seal, back to the Company.

Particulars

1. Date and Time: 10:00 a.m., Friday, April 26, 2002

2. Place of the Meeting: Umeda Stella Hall
on the third floor of Tower West, Umeda Sky Building
1-30, Oyodonaka 1-chome, Kita-ku, Osaka

3. Purpose of the Meeting:

Matters to be reported

Balance Sheet as of January 31, 2002, and Business Report and Statement of Loss for the 51st business term (from February 1, 2001 to January 31, 2002)

Matters to be resolved

Proposition No.1: Approval of proposal for appropriation of retained earnings for the 51st business term

Proposition No.2 : Alteration in The Articles of Incorporation (The contents of the proposition are described "Reference Document Concerning Exercise of Voting Rights" from page 25 to page 29.)

Proposition No.3 : Acquisition of Treasury Stock (The contents of the proposition are described "Reference Document Concerning Exercise of Voting Rights" on page 30.)

Proposition No.4: Election of 14 Directors

Proposition No.5: Election of a Corporate Auditor

Proposition No.6: Presentation of Retirement Rewards to Retiring Directors

(The contents of matters to be reported and matters to be resolved are as follows.)

- End -

When you attend the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the place of meeting.

(Attached Documents)

BUSINESS REPORT

(From: February 1, 2001 To: January 31, 2002)

1. Brief on Operation

(1) Progress and Results of Operation

① Brief

During the business term under review, there were no signs of recovery in employment conditions, consumption trends, etc.; economic conditions deteriorated further due to enforcement of the structural reforms such as financial reorganization, etc.; companies executed further restructuring; personal consumption was sluggish; large-scale investment stayed in a wait and see mood; thus the domestic economy continued to be in an extremely severe condition.

Stock prices which discern trends of the overall economy declined (prices of financial stocks declined substantially) as foreign investors who became uncertain about the disposition of bad loans left Japan and dissolutions of cross-holdings by companies were executed; thus expectations for recovery due to improvements in the economic cycle receded.

In the housing market, in the first half of the term, although construction of condominiums, tract houses such as ready-built houses, etc. targeted for first-time home buyers was steady and construction of rental house increased compared to the previous term expecting an increase in demand due to low interest rates and deflation, housing starts during the calendar year were approximately 1,170,000 (lower than 1,200,000 which had been registered in each of the last three years in row) due to a substantial decrease of housing starts of owned houses. In such severe conditions, the housing industry is facing serious corporate selection and we are required to make our best efforts to further improve our management system.

② Progress

Under such severe conditions, the Company adhered to the policy of maintaining its middle-and high-grade product line and realized high level customer satisfaction without taking part in price competition, strengthened its management structure for securing profit and maintained the sales support system positively. At the beginning of the term, we merged four regional subsidiaries and established nationwide direct sales and a responsible construction structure.

Further, we continued to promote rationalization and labor-saving in each department such as merchandise development, procurement, manufacturing and construction by establishing cross-company project teams and made efforts to cut down costs and expenses. In addition, we increased the number of sales personnel and offices to strengthen our sales capacity, promoted closer ties between our sales and design personnel based on our "consulting housing" sales policy, and implemented various training to help our staff understand our superiority thoroughly and to improve customer satisfaction by offering useful suggestions to our customers.

With regard to our rental house, "Sha-Maison", we further promoted the high-grade line and made efforts to increase orders from owners by strengthening our closer ties with Sekiwa Real Estate Group, not only as tax relief measures but as profitable asset management measures for the owners in this age of low interest rates.

In the real estate business, we promoted development of attractive property by our greening plan for a town as a whole and laid emphasis on increasing sales of detached tract houses. With regard to condominiums built for sale, we marketed the "Grand Maison" series, a series of high-grade condominiums located in urban areas such as Tokyo; and marketed condominiums with medicare services in Rokko Island City for the first time in the country.

With regard to "Housing Efficiency Indication System", which was introduced two years ago, we applied it to all of our detached tract houses to be put on the market and made efforts to extend this system by positively applying it as a system to indicate the superiority of basic efficiency of our products.

In addition, to meet the demand for remodeling which is expected to increase in the future as housing becomes more durable and the social environment shifts to a society focused on saving rather than spending, we have increased sales personnel and offices to expand our remodeling proposals and to develop this business as a new business. Furthermore, as a part of our improvement of customer satisfaction after moving in, we have established "Net Owners' Club", a membership organization for customers utilizing the Internet to offer information for living and proposals for remodeling efficiently.

Furthermore, in the exterior business, we have started a project named "Five Trees" which suggests various gardening plan taking the environment into account and extended this project; established three subsidiaries specializing in exteriors, "Greentechno Sekiwa", and improved planning, designing and construction capability and offered proposals for various exteriors integrated with housing and endeavored to strengthen our sales capacity in this business.

With regard to product strategy, we made another step forward to specializing in middle- and high-grade products and made efforts to introduce attractive high quality products to meet the diversified and individualized needs of customers.

New products which we have put on market during the business term under review include steel-frame detached houses such as "CENTRAGE CRESSE", a high-grade house that stresses hobbies and life style and "CENTRAGE J&K", a house with a bright and open exterior which cut construction cost by rationalizing operations to the fullest extent and which may be accepted by a wider range of age-groups. With regard to "Sha-wood House", a wood-frame house, we have introduced to the market "M' Gravis BELLSA", a high-grade house with a newly developed ceramic exterior wall in the first half of the term, and "M' axio" a high-grade house for urban life which offers various types of space such as two stories, three stories including attic, three stories, etc. in the latter half of the term.

As the high-grade rental house market is expected to expand, with regard to "Sha-Maison", we have put on the market "β·LABO", a high-grade terrace house in October 2001 to respond to demand for high-quality rental housing in the Metropolitan area.

Capital investment during the term was made mainly in the production field for rationalizing operations and labor-saving as it was in the previous term. We also ardently carried out investment for protection of the environment under a plan to achieve our goal of zero emissions of industrial wastes from our production lines and in the construction field by promoting labor-saving and technological development for reduction of industrial wastes. We have continued to devote our energies to manage the unified basic operation system positively for total information management and labor-saving from sales to after-sale service fields utilizing IT (information technology) across the Company.

In the financial area, we have executed cancellation by purchase of 21,719,000 treasury stocks (equivalent to 3% of the total number of shares issued) to improve capital efficiency and to increase shareholders' profits in the long-term.

③ Results

Stagnation in the housing market, especially in the detached house market, overwhelmed our efforts to strengthen the corporate structure of the Company over all of its business and promote aggressive operations as stated above, bringing us decreased orders and sales. Orders we granted totaled ¥1,018,313 million (down 4.2% from the previous business term).

Net sales were ¥1,118,898 million (down 5.5% from the previous business term), comprising ¥977,144 million of sales from construction contracts (down 7.5% from the previous business term), and ¥141,754 million of sales from real estate business (up 11.0% from the previous business term).

Operating income decreased 22.6% from the previous business term to ¥66,106 million due to the decline of profit rates as a result of a decrease of sales and recurring income decreased 16.6% from the previous business term to ¥65,244 million.

With regard to real estate for sale stated at the end of the business term with respect to which the difference of book value and market price was becoming large and recovery of such price seemed difficult under recent economic conditions, since we judged it expedient to dispose of at an early stage in order to strengthen our corporate structure, a total amount of ¥107,025 million was stated as loss from revaluation. Major property whose loss from revaluation was entered into includes real estate for rent which we decided to sell at an early stage and newly completed residential land appropriated as advance money. We amortized in a lump-sum during the business term under review the difference of ¥52,822 million due to a change of accounting standards for retirement benefits which had been scheduled to be amortized by straight line method in five years, at the beginning of the business term. We appropriated ¥25,812 million as a loss from revaluation of stocks in possession due to a substantial decline of stock prices of financial institutions, etc. In addition, we appropriated ¥25,970 million as a provision for

allowance for doubtful accounts due to the change of business plans for Kobe Rokko Island Co., Ltd. and Nishinomiya Marina City Development Co., Ltd., our consolidated subsidiaries.

As a result, we appropriated a total amount of ¥221,960 million as extraordinary losses and for the business term under review, we had to state net loss of ¥91,918 million.

(2) Tasks ahead

When we look to the future, we predict that the tendency to own houses will be more restrained due to the delay of economic recovery, a renewed bout of deflation, concerns about employment prospects, etc. and there will be keener competition in the industry.

We will make every effort to strengthen our management structure by cost reduction and efficient asset management. We will strengthen our sales capacity and continue to supply the market with our attractive high-quality products. In addition, to respond to an increase in demand for rental houses, we will propose our original attractive products and develop new demands in collaboration with our realtor subsidiary/affiliate companies, Sekiwa Real Estate (respective Region), Ltd.

Japanese houses today have a longer life span and this trend is getting more and more conspicuous. We understand that such a trend will give us good business opportunities in the field, among others, of remodeling and exterior work, and we will work with great zeal to stimulate demand. Furthermore, we will continue to make our best efforts to improve customer satisfaction, strengthen our financial structure and improve our business results to make Sekisui House, Ltd. a reliable company.

We appreciate the confidence placed in us by you, our shareholders, and your continued support will be much appreciated.

(3) Breakdown of orders granted and net sales

	Orders granted Brought forward from the preceding term	Orders granted during the term under review	Net sales for the term under review	Orders granted carried forward to the next term
	Million yen	Million yen	Million yen	Million yen
Construction Contracting	649,671	867,883	977,144	540,411
Real Estate	31,500	150,429	141,754	40,175
Total	681,171	1,018,313	1,118,898	580,586

(Notes) Total amount of orders granted carried forward to the next term as of February 1, 2001 equivalent to ¥22,938 million (comprising Construction Contracting: ¥22,628 million and Real Estate: ¥309 million) succeeded from Sekisui House Hokuriku, Ltd., Sekisui House Shikoku, Ltd., Sekisui House Yamanashi, Ltd. and Sekisui House Sanin, Ltd. as a result of merger are included in the amount of orders granted during the term under review.

(4) Business results and condition of assets

Item \ Term	Business Term			
	48th (Feb.'98 -Jan.'99)	49th (Feb. '99 -Jan. '00)	50th (Feb.'00 - Jan.'01)	51st (Feb.'01 - Jan.'02)
	Million yen	Million yen	Million yen	Million yen
Orders granted	1,125,984	1,253,807	1,063,214	1,018,313
Net sales	1,226,755	1,228,441	1,184,186	1,118,898
Net income	20,565	△ 97,040	22,777	△ 91,918
	Yen	Yen	Yen	Yen
Net income per share	28.79	△ 135.77	31.70	△ 127.30
	Million yen	Million yen	Million yen	Million yen
Total assets	1,491,803	1,368,425	1,335,453	1,197,795
Net assets	796,216	691,373	707,376	597,626

(Notes) 1. Net income per share is calculated based on the average total number of shares issued during the term concerned. (From fiscal 51st business term, treasury stocks were excluded.)

2. Loss on revaluation of land for sale of ¥ 216,462 million was reckoned up as extraordinary loss for fiscal 49th business term.

2. Outline of the Company (as of January 31, 2002)

(1) Major businesses

The Company engages in manufacturing and processing materials for housing, and designing, constructing and contracting a variety of housing including detached houses, aiming at industrialization and mass-production of housing. The Company also engages in urban development projects and other related businesses.

Details of the Company's business activities are as follows:

Construction Contracting	• Designing, construction and contracting of houses in steel, wooden or concrete • Designing, construction and contracting of a variety of buildings including apartment houses, condominiums, dormitories, company houses, office buildings, stores, leisure facilities, hospitals, commercial buildings • Designing, construction and contracting of gardens and other construction projects
Real Estate	• Sale of residential lots, ready-built houses, stores and office buildings • Lease of buildings including condominiums, commercial buildings and stores

The Company engages in the above business activities with Land, Infrastructure and Transport Minister's authorization permitting it to work as Special and General Building Constructor under the Construction Business Law and Construction Minister's (Presently: Land, Infrastructure and Transport Minister's) license permitting it to work as Land/House Dealer under the Real Estate Business Law.

(2)Business places

Head office: 1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Tokyo office: 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo
Sales administration headquarters, etc.:

Tohoku Sales Administration Headquarters (Sendai)
Tokyo Sales Administration Headquarters
Kanagawa Sales Administration Headquarters (Yokohama)
Saitama Sales Administration Headquarters (Saitama)
Kanto Daiichi Sales Administration Headquarters (Chiba)
Kanto Daini Sales Administration Headquarters (Utsunomiya)
Chubu Daiichi Sales Administration Headquarters (Nagoya)
Chubu Daini Sales Administration Headquarters (Shizuoka)
Hokuriku Sales Administration Headquarters (Kanazawa)
Kansai Daiichi Sales Administration Headquarters (Osaka)
Kansai Daini Sales Administration Headquarters (Kyoto)
Chugoku Sales Administration Headquarters (Hiroshima)
Shikoku Sales Administration Headquarters (Takamatsu)
Kyushu Sales Administration Headquarters (Fukuoka)
Tokken Building Projects Headquarters (Osaka)
Condominium Headquarters (Osaka)
Rokko-Island-City & Nishinomiya Development Headquarters (Osaka)
Development Department (Osaka)

Branches and sales offices:

Hokkaido.......1 branch	and	1 sales office	(Sapporo Sales Office)
Tohoku ....4 branches	and	15 sales offices	(Sendai Sales Office, etc.)
Kanto ....24 branches	and	84 sales offices	(Tokyo Joto Sales Office, etc.)
Chubu..........15 branches	and	46 sales offices	(Nagoya Nishi Sales Office, etc.)
Kinki ....13 branches	and	50 sales offices	(Osaka Kita Sales Office, etc.)
Chugoku........5 branches	and	21 sales offices	(Hiroshima Sales Office, etc.)
Shikoku ....2 branches	and	8 sales offices	(Matsuyama Sales Office, etc.)
Kyushu ....5 branches	and	20 sales offices	(Fukuoka Sales Office, etc.)

Remodeling centers: 22 remodeling centers (Tokunai Remodeling Center, etc.)
Customer service centers: 63 Customer Service Centers (Tokunai Customer Service Center, etc.)
Factories: Tohoku Factory (Shikama-cho, Kami-gun, Miyagi Pref.)
Kanto Factory (Sowa-cho, Sashima-gun, Ibaraki Pref.)
Shizuoka Factory (Daito-cho, Ogasa-gun, Shizuoka Pref.)
Shiga Factory (Ritto-City, Shiga Pref.)
Yamaguchi Factory (Yamaguchi-City)
Hyogo Factory (Tojo-cho, Kato-gun, Hyogo Pref.)
R&D Institute: Comprehensive Housing R&D Institute (Kizu-cho, Soraku-gun, Kyoto Pref.)

(3) Employees

Number of employees	Increase or Decrease from the end of preceding business term	Average age	Average length of service
15,070	Increase of 441	37.3 years	13.8 years

(4) Description of Common Stock of the Company

① Total number of shares the Company is authorized to issue: 1,978,281,000 shares

(Note) 21,719,000 shares cancelled during the term under review were reduced from the total number of shares the Company is authorized to issue pursuant to the provision of the Articles of Incorporation.

② Total number of shares issued: 709,385,078 shares

③ Number of Shares Constituting One Unit of Shares: 1,000 shares

④ Total number of shareholders: 36,026

⑤ Principal shareholders (top 7):

Name	Investment in the Company by each Principal Shareholder		Investment by the Company to each Principal Shareholder	
	Number of shares held	Percentage to total shares issued	Number of shares held	Percentage to total shares issued
	Thousand shares	%	Thousand shares	%
Sekisui Chemical Co., Ltd.	156,518	22.1	17,592	3.3
Euroclear Bank S. A. N. V.	30,165	4.3	-	-
The Mitsubishi Trust and Banking Corporation (Trust account)	21,344	3.0	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	20,624	2.9	-	-
Sumitomo Mitsui Banking Corporation	20,192	2.8	17,066	0.3
The Chase Manhattan Bank, N. A. London	19,289	2.7	-	-
UFJ Bank Limited	18,853	2.7	-	-

(Notes) 1. In working out percentages of our investment in the top seven shareholders, preference shares if any issued by them were omitted.

2. We do not hold shares of UFJ Bank Limited ("UFJ") but hold 21 thousand shares (percentage of holdings: 0.4%)of UFJ Holdings, Inc., which is the holding company of UFJ.

(5) Acquisition, Disposal and Holding of Treasury Stock

① Stock acquired:

Treasury stock acquired as a result of merger of Sekisui House Hokuriku, Ltd. dated February 1, 2001:

Common stock: 2,297 shares
Total amount: ¥2,327 thousand

Acquisition for cancellation by appropriation of part of additional paid-in capital in accordance with former "Law Concerning Exceptions from Commercial Code Concerning Procedures for Cancellation of Shares" and the resolution of the Board of Directors (dated September 4, 2001) pursuant to the provision of the Articles of Incorporation:

Common stock: 21,719,000 shares
Total amount: ¥21,495,329 thousand

Treasury stock acquired as a result of buyback of the share constituting less than one unit of shares:

Common stock: 197,135 shares
Total amount: ¥201,721 thousand

② Stock selled:

Common stock: 157,000 shares
Total amount: ¥163,625 thousand

③ Stock retired:

Common stock: 21,719,000 shares

④ Stock held at the end of fiscal year:

Common stock: 44,533 shares

(6) Condition of Business Combination

Condition of major subsidiaries and affiliates :

Name	Paid-in capital	Percentage of shares owned by the Company	Principal business
	Million yen		
Sekiwa Real Estate, Ltd.	1,668	57.5%	Purchase, sale, lease and brokerage of real estate
Sekiwa Real Estate Kyushu, Ltd.	200	50.2%	Purchase, sale, lease and brokerage of real estate
Sekiwa Real Estate Tohoku, Ltd.	200	55.1%	Purchase, sale, lease and brokerage of real estate
Sekiwa Real Estate Kansai, Ltd.	5,829	34.4%	Purchase, sale, lease and brokerage of real estate
Sekiwa Real Estate Chubu, Ltd.	1,368	40.4%	Purchase, sale, lease and brokerage of real estate
Sekiwa Real Estate Chugoku, Ltd.	379	40.6%	Purchase, sale, lease and brokerage of real estate

(Notes) Subsidiary companies whose accounts were consolidated into ours stood at 103. The equity method was applied to 3 companies. Consolidated sales and after-tax net loss were ¥1,305,400 million and ¥90,300 million respectively for the fiscal year under review.

(6) Principal lenders :

Lender	Amount of borrowing	Number of shares held by lender	
	Million yen	Thousand shares	%
The Dai-Ichi Mutual Life Insurance Company	10,000	16,021	2.3
The Nihon Mutual Life Insurance Company	4,000	9,508	1.3
Meiji Life Insurance Company	3,000	8,188	1.2
Sumitomo Life Insurance Company	3,000	6,023	0.8

(8) Directors and Corporate Auditors:

Position	Name	Department in Charge or Major Occupation
Chairman & Representative Director	Isao Okui	
President & Representative Director	Isami Wada	
Senior Managing Director	Kazutoshi Sugimura	In charge of personnel affairs, general affairs, audit and corporate marketing
Senior Managing Director	Hideyuki Tonomura	In charge of production, purchasing and construction
Senior Managing Director	Mikio Yamada	In charge of finance, accounting, real estate and information & computer system
Managing Director	Hiroyuki Ikeda	In charge of CS promoting and environment improving
Managing Director	Shichiro Iwane	In charge of Hokuriku Sales Administration Headquarters General Manager of Tokyo Administration Office
Managing Director	Isao Bando	In charge of Shikoku Sales Administration Headquarters General Manager of Chugoku Sales Administration Headquarters
Managing Director	Hiroshi Itawaki	Chief Manager of Purchasing Department
Managing Director	Akira Morimoto	Chief Manager of Technology Control Department
Director	Hiroshi Watanabe	
Director	Kazuya Sunahara	President & Representative Director of KOWA KOGYO CO., LTD.
Director	Keiichi Ohe	Chief Manager of Tokyo Technology Department
Director	Takahiko Ashibe	Superintendent of Comprehensive Housing R&D Institute
Director	Tadashi Iwasaki	In charge of advertising & sales promoting Chief Manager of Department for Administrative Control of Subsidiary & Affiliated Companies
Director	Chojiro Yamamoto	Chief Manager of Accounting Department
Director	Yasuaki Yamamoto	General Manager of Kyusyu Sales Administration Headquarters
Director	Yukio Fujisawa	Managing Director of Sekiwa Real Estate, Ltd.
Director	Kazuji Yamazaki	General Manager of Tokyo Sales Administration Headquarters
Director	Sumio Wada	Superintendent of Kanto Factory
Director	Saburo Matsuyoshi	General Manager of Kansai Daiichi Sales Administration Headquarters
Director	Yoshiro Kubota	General Manager of Saitama Sales Administration Headquarters
Director	Tetsuhiro Kamae	In charge of ICT promoting Chief Manager of Corporate Planning & Control Department
Director	Kunitada Suzuki	General Manager of Kansai Daini Sales Administration Headquarters
Director	Masanori Noritomi	General Manager of Tohoku Sales Administration Headquarters
Director	Masahiko Watanabe	General Manager of Kanagawa Sales Administration Headquarters
Director	Yuzo Matsumoto	Superintendent of Shiga Factory
Director	Kenichi Moriuchi	In charge of public Relations Chief Manager of General Affairs Department

Position	Name	Department in Charge or Major Occupation
Standing Corporate Auditor (full-time)	Hiroshi Tada	
Standing Corporate Auditor (full-time)	Yusei Kataoka	
Corporate Auditor	Kazuhiko Mishina	Full-time Corporate Auditor of Sekisui Chemical Co., Ltd
Corporate Auditor	Shigeru Muranaka	Senior Managing Director of The Dai-Ichi Mutual Life Insurance Company

(Notes) 1. Corporate Auditors, Messrs. Kazuhiko Mishina and Shigeru Muranaka are external Corporate Auditors prescribed in Section 1, Article 18 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha (Japanese joint stock company).

2. On February 25, 2002, Director Kazuya Sunahara has assumed Chairman & Representative Director of KOWA KOGYO CO., LTD.

BALANCE SHEET

(As of January 31, 2002)

(Million Yen)

Item	Amount
(ASSETS)	**(1,197,795)**
Current Assets	**715,582**
Cash on hand and deposits with banks	192,135
Notes receivable–trade	415
Accounts receivable–construction	110,092
Accounts receivable-real estate	5,934
Securities	1,599
Prepaid expenses for construction in progress	60,078
Buildings for sale	36,284
Land for sale	160,102
Land for sale in process	14,131
Semi-finished goods and work in process	2,125
Raw materials and supplies	1,389
Advance payments	1,062
Prepaid expenses	4,596
Accounts receivable-other	16,540
Deferred income taxes	106,354
Other current assets	5,146
Allowance for doubtful accounts	△2,409
Fixed Assets	**482,213**
Tangible fixed assets	**210,445**
Buildings	95,485
Structures	5,123
Machinery and equipment	13,075
Vehicles and delivery equipment	201
Tools, furniture and fixtures	4,035
Land	92,088
Constructions in progress	434
Intangible fixed assets	**8,698**
Ground lease	5,860
Software	2,107
Utility rights	42
Telephone rights	687
Investments and other assets	**263,069**
Investment securities	108,051
Investment in subsidiaries and partnership	7,812
Long-term loans receivable	103,054
Deposit and guaranty	14,635
Long-term prepaid expenses	1,083
Long-term deferred income taxes	41,513
Other investments	14,001
Reserve for losses from investments in subsidiaries	△682
Allowance for doubtful accounts	△26,401
Total	**1,197,795**

(Million of Yen)

Item	Amount
(Liabilities)	**(600,169)**
Current Liabilities	**363,870**
Notes payable–trade	117,552
Accounts payable-trade	18,502
Accounts payable-construction	51,496
Current portion of convertible bonds	62,100
Current portion of long-term loans	503
Accounts payable–other	2,129
Accrued expenses	8,400
Corporate tax payable	467
Consumption tax payable	6,492
Advances received-construction	64,323
Advances received-other	3,521
Deposits received	18,131
Employees' savings deposits	2,397
Reserve for bonuses	6,810
Reserve for warranty on completed works	1,040
Fixed Liabilities	**236,298**
Straight bonds	40,000
Convertible bonds	89,999
Long-term loans payable	20,006
Deposits and guaranty received	11,164
Accrued retirement benefits	73,528
Reserve for retirement grants for retiring Directors and Corporate Auditors	837
Other fixed liabilities	762
(Shareholders' Equity)	**(597,626)**
Paid-in capital	**186,554**
Statutory Reserve	**260,651**
Additional paid-in capital	237,522
Legal reserve	23,128
Surplus	**150,373**
Reserve for housing warranty	12,500
Reserve for dividends	15,000
General reserve	213,300
Unappropriated retained loss	90,426
(Net loss)	(91,918)
Net unrealized gain on securities	**89**
Net unrealized gain on securities	89
Treasury stock	**△42**
Total	**1,197,795**

Exemption No.82-5129

STATEMENT OF LOSS

(From: February 1, 2001 To: January 31, 2002)

(Million yen)

Item	Amount	
Ordinary income and loss		
Operating income and loss		
Net sales		**1,118,898**
Construction	977,144	
Real estate	141,754	
Cost of sales		**881,492**
Construction	747,733	
Real estate	133,758	
Gross profit on sales		**237,405**
Total gross profit from construction	229,410	
Total gross profit from sales of real estate	7,995	
Selling, general and administrative expenses		**171,299**
Operating income		**66,106**
Non-operating income and loss		
Non-operating income		**7,412**
Interest received	4,438	
Other income	2,974	
Other expenses		**8,275**
Interest and discounts paid	379	
Interest on bonds	3,013	
Other	4,881	
Recurring income		**65,244**
Extra ordinary income and loss		
Extraordinary income		**753**
Proceeds from sales of investments in securities	753	
Extraordinary loss		**221,960**
Loss on evaluation of land for sale	107,025	
Additional provision for retirement benefits	52,822	
Provision for allowance for doubtful accounts	25,970	
Loss from devaluation of investment securities	25,812	
Loss from sales or retirement of fixed assets	6,193	
Bad debt	1,329	
Loss from devaluation of memberships of golf club	996	
Loss from devaluation of shares of subsidiaries	977	
Other	832	
Loss before taxes		**155,963**
Income tax, inhabitants' tax and enterprise tax		424
Deferred income taxes		△ 64,468
Net loss		**91,918**
Retained earnings brought forward from the preceding business term		8,729
Interim dividends		6,579
Reserve for legal reserve		657
Unappropriated retained loss		**90,426**

[Notes to the Balance Sheet and Statement of Loss]

1. Significant Accounting Policies

(1) Standard and method of valuation for securities

Held-to-maturity securities .... Depreciation cost method (straight line method)

Shares of affiliates and subsidiaries .... Cost method on a basis of the moving average cost method

Other securities

-Marketable securities .... Market price method based on the market price as of the annual balance sheet date (Changes in unrealized holding gain or loss, net of the applicable income taxes, are included directly in shareholders' equity, and the cost of securities sold is calculated by the moving average method.)

-Non-marketable securities.... Cost method on a basis of the moving average cost method

(2) Standard and method of valuation for derivative transactions .... Market price method

(3) Valuation basis and method of inventories

Prepaid expenses for construction in progress, buildings for sale,land for sale and land for sale in process .... Cost method on a basis of the actual cost method

Semi-finished goods and work in process, and raw materials and supplies .... Cost method on a basis of the moving average cost method

(4) Method of depreciation of fixed assets

Tangible fixed assets .... For buildings (excluding fixtures to buildings), the straight line method pursuant to Corporate Tax Law. For other tangible fixed assets, the declining balance method pursuant to Corporate Tax Law.

Intangible fixed assets .... Straight line method pursuant to the provisions of Corporate Tax Law. But, as regards method of depreciation of software the Company using, fixed installment method is adopted according to the period of our in-house use (5 years).

(5) Accounting standards for allowances and reserves

Allowance for doubtful accounts .... In order to prepare for possible bad debt losses, estimated amount of uncollectible accounts is provided for pursuant to the ratio based on the past record of bad debts with regard to general credits, and in consideration of the individual estimate on the possibility of collection with regard to particular credit feared to be bad debt.

Reserve for losses from investment in subsidiaries ... In order to prepare for losses from investment in subsidiaries, an amount calculated in consideration of the state of assets of the relevant subsidiaries is provided for.

Reserve for bonuses .... In order to apply the reserve to bonuses payable to employees, that part of estimated amount of payment of bonuses that is to be allotted to the term under review is provided for.

Reserve for warranty on completed works .... In order to prepare for losses from defects or payment of warranty in connection with completed works, an amount equivalent to one thousandth (1/1,000) of net sales of construction contracts to warrant for plus an amount equivalent to one thousandth (1/1,000) of net sales of houses to warrant for in the case of a sale of real estate are provided for.

Accrued retirement benefits.... In order to prepare for the payment of retirement benefits to employees, it is provided for an amount based on the estimated amounts of retirement benefit liabilities and pension funds at the end of the business term under review. The total amount of transition difference (¥52,822 million) resulting from a change in the accounting standard is amortized during the business term under review. In addition, the actuarial difference is to be proportionally amortized in the business term following the term in which such difference occurred by the straight-line method for 5 years.

Reserve for retirement grants for retiring Directors and Corporate Auditors ...... For application to retirement grants payable to retiring Directors and Corporate Auditors, an amount required to be paid at the end of the term pursuant to the internal regulations of the company is provided for. The amount falls under the reserve provided for in Article287-2 of the Commercial Law.

(6) Method of the transactions of leases

The transactions of the financial leases other than those in which the ownership of the leased property is regarded as transferred to the leaseholders were treated according to accounting methods by which ordinary lease transactions are treated.

(7) Method of hedge accounting

(a) Method of hedge accounting

Deferred hedging treatment is applied. With regard to forward exchange transactions, if requirements for exceptional treatment is fulfilled, exceptional treatment is applied.

(b) Hedging vehicle and hedged item

① Interest rate swap transactions are hedging vehicles and hedging is used for bonds for management purpose.

② Forward exchange transactions are hedging vehicles and hedging is used for pecuniary debts denominated in foreign currencies and anticipated transactions.

(c) Hedging policy

Derivative transactions are executed to avoid loss from exchange rate and interest rate fluctuations. In addition, forward exchange transactions are executed within the limit of the import volume and estimated principal of interest rate swap transactions are limited to the total amounts of bonds for management purpose and interest-bearing debts.

(d) Method of evaluation of hedging effectiveness

The effectiveness of hedging is evaluated based on comparisons between total cash flow fluctuations or market fluctuations of hedged items and total cash flow fluctuations or market fluctuations of hedging vehicles. Provided, that with regard to forward exchange transactions, as important conditions, etc. of the relevant transaction and hedged item are the same and cash flow is fixed, evaluation of hedging effectiveness is omitted.

(8) Treatment of consumption tax

No consumption tax is included in the financial statements. Consumption taxes not allowable for deduction are treated as on expense based on periodical accounting for the business term on an accrual basis.

(9) Accounting for retirement benefits:

The accounting standards for retirement benefits ("Statement Relating to the Establishment of Accounting Standards Applied to Retirement Benefits", June 16, 1998, the Business Accounting Council) has been applied for the business term under review. As a result, gross profit accounts for ¥307 million less, operating income and ordinary profit account for ¥620 million less, respectively, and net loss before taxes accounts for ¥43,578 million more and net loss accounts for ¥25,406 more, respectively than the respective amounts if such items had been calculated in accordance with the same methods as were used in the preceding term. Reserve for retirement allowances are included in the reserve for retirement benefits.

(10) Accounting for financial instruments:

The accounting standards for financial instruments ("Statement Relating to the Establishment of Accounting Standards Applied to Financial Instruments", January 22, 1999, the Business Accounting Council) has been applied for the business term under review, and method of evaluation of securities and method of evaluation of derivative transactions, etc. have been changed. As a result, ordinary profit accounts for ¥962 million more, net loss before taxes accounts for ¥417 million more and net loss accounts for ¥243 million more, respectively than the respective amounts if such items had been calculated in accordance with the same methods as were used in the preceding term.

In addition, purposes for holding securities as of the beginning of the business term have been reviewed, and held-to-maturity securities and other securities which will become due within one year are included in "securities" in the category of current assets, and other securities are included in "investment securities" in the category of investments, etc. As a result, "securities" in the category of current assets were decreased by ¥3,657 million and "investment securities" in the category of investments, etc. were increased by the same amount.

(11) Accounting for transactions, etc. in foreign currencies:

The accounting standards for transactions, etc. in foreign currencies, as amended, ("Statement Relating to the Amendment of Accounting Standards Applied to Transactions, etc. in Foreign Currencies", October 22, 1999, the Business Accounting Council) has been applied for the business term under review. As a result, ordinary profit accounts for ¥144 million less, net loss before taxes accounts for ¥144 million more and net loss accounts for ¥84 million more, respectively than the respective amounts if such items had been calculated in accordance with the same methods as were used in the preceding term.

2. Notes to the Balance Sheet

(1) Short-term pecuniary claims to subsidiaries	¥1,088 million
(2) Long-term pecuniary claims to subsidiaries	¥40,401 million
(3) Short-term pecuniary debts to subsidiaries	¥23,512 million
(4) Accumulated amount of depreciation of tangible fixed assets	¥122,704 million

(5) Significant leased assets

In addition to fixed assets stated in the balance sheet, buildings held for exhibition and computers are used under the lease contracts.

(6) Pecuniary claims to Directors

Long-term loans (for the purpose of acquiring houses)	¥137 million

(7) Principal assets in foreign currency

Investment in subsidiaries and partnership	EURO 13,810 thousand	¥2,221 million
Long-term loans	EURO 3,760 thousand	¥430 million

(8) Mortgaged assets

Cash on hand and deposits with banks	¥2,600 million
Tangible fixed assets	¥27,983 million

(9) Liabilities for guarantees

Liabilities for guarantees for users of housing loans	¥78,181 million
Liabilities for guarantees for other related entities (three corporations)	¥775 million

(10) Net loss per share (calculated based on the average number of shares issued during the business term under review) ¥127.30

(11)Amount of net worth prescribed in No.6, Section 1, Article 290 of Commercial Law ¥650 million

(12) Treasury stock

"Treasury stock" was entered in the category of current assets in the preceding term; however, due to amendment of the "Regulations Concerning Balance Sheet, Income Statement, Business Report and Supplementary Statement of Kabushiki Kaisha (Japanese joint stock company)", it is entered at the end of the stockholders' equity category as deductions from stockholders' equity from the term under review.

3. Notes to the Statement of Loss

(1) Transactions with subsidiaries

Sales to subsidiaries	¥1,066 million
Purchases from subsidiaries	¥221,245 million
Non-operating transactions	¥201 million

(2) Depreciation amount ¥11,186 million

PROPOSAL FOR APPROPRIATION OF RETAINED LOSSES

(Yen)

Unappropriated retained losses for the business term under review	90,426,931,382
Reversal of reserve for housing warranty	12,500,000,000
Reversal of reserve for dividends	15,000,000,000
Reversal of general reserve	77,000,000,000
Total	14,073,068,618
We propose that the above will be appropriated as follows:	
Dividends	6,384,064,905
(Ordinary dividends: ¥9 per share)	
Retained earnings carried forward to the next business term	7,689,003,713

(Notes) The Company paid interim dividends in the aggregate amount of ¥6,579,847,017 (¥9 per share) on September 28, 2001.

[CERTIFIED COPY OF INDEPENDENT PUBLIC ACCOUNTANTS' REPORT]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

March 15, 2002

To: Mr. Isami Wada
President and Representative Director
Sekisui House, Ltd.

Shin Nihon & Co.
Tsuneo Yokote (seal)
Representative Partner
Certified Public Accountant
Yutaka Terasawa (seal)
Representative Partner
Certified Public Accountant
Tsugio Takahashi (seal)
Representative Partner
Certified Public Accountant

We have examined the balance sheet, statement of loss, the business report (limited to matters concerning accounting), the proposal for appropriation of retained earnings, and the schedules related to the financial statements (limited to matters concerning accounting) of Sekisui House, Ltd. for the 51st business term from February 1, 2001 to January 31, 2002, for the purpose of reporting under the provisions of Article 2 of the "Law Concerning Exceptions form Commercial Law Concerning Audit, etc. of Kabushiki Kaisha." With respect to the aforementioned business report and the schedules related to the financial statements, our examination was limited to those matters based on the accounting records of the Company and its subsidiaries.

Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such auditing procedures as we considered necessary under the circumstances. The said examination includes the examination for subsidiaries of the Company.

Our opinion is as follows.

(1) The balance sheet and the statement of loss present fairly the financial condition and state the profit and loss of the Company in conformity with laws and ordinances and the Articles of Incorporation of the Company;

(2) The business report, as far as the accounting data included in such report are concerned, fairly presents the state of the company in conformity with laws, ordinances and the Articles of Incorporation of the Company;

(3) The proposal for appropriation of retained earnings has been prepared in conformity with laws, ordinances and the Articles of Incorporation of the company; and

(4) The schedules related to the financial statements, as far as the accounting data included in such schedules are concerned, have nothing to be pointed out in accordance with the provisions of the Commercial Code.

There are no such interests between the Company and this audit company or the Representative Partners as are to be disclosed pursuant to the provisions of the Law Concerning Certified Public Accountants.

(Note) The Independent Public Accountants of the Company, "Century Ota Showa & Co." changed its corporate name to "Shin Nihon & Co." as of July 1, 2001.

[CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS]

AUDIT REPORT

The Board of Corporate Auditors prepared this audit report with reference to the performance of the duties of the directors during the Company's 51st business period starting February 1, 2001 and ending January 31, 2002 upon deliberation among the members after the receipt of a report of the audit method and the result of the audit from each member. We are reporting as under.

1. Method of Audit

Each Corporate Auditor, subject to the audit policy set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors and employees reports on the business, perused the documents whereby the important decisions were made, examined business and financial conditions at the head office and the principal offices and received from the subsidiaries reports on the business, as necessary. In addition, we received from the Independent Accountants reports on audit and examined the accounting statements.

In respect of transactions between Directors acting on their own behalf and the companies whose businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, free provision of profits, transactions if any, carried out not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company and acquisition and disposal of its own shares and the like, we each examined such transactions in detail by receiving reports from the Directors, as necessary, in addition in accordance with the method of audit mentioned above.

2. Results of Audit

(1) We recognize that the method and the result of audit made by Century Ota Showa & Co. independent accountants, are fair.

(2) We recognize that the business report fairly shows the position of the Company in conformity with the relevant laws and regulations and the Articles of Incorporation.

(3) We do not recognize that we have any comment to make on the proposal for appropriation of retained earnings in view of the position of the Company and other factors.

(4) We recognize that the schedules related to the financial statements fairly show the matters to be disclosed and we do not recognize that we have any comment to make in this relation.

(5) We do not recognize that in the performance of duties of the Directors there were any seriously illicit acts or any facts that were seriously against law or the Articles of Incorporation. We do not recognize that we have any comment to make on their performance of duty exercised on the subsidiaries either.

We do not recognize that there was any breach of duties by the Directors with respect to transactions if any, carried out by them which constituted competition against the Company, and transactions between them and the Company in which interests of both parties contradicted with each other, and free provision if any, of profits made by the Company, transactions if any, carried out between the Company and its subsidiaries or shareholders out of the ordinary way of business, and acquisition and disposal by the Company of its own shares and the like.

March 20, 2002

Board of Corporate Auditors of Sekisui House, Ltd.

Hiroshi Tada (seal)
Standing Corporate Auditor (full-time)

Yusei Kataoka (seal)
Standing Corporate Auditor (full-time)

Kazuhiko Mishina (seal)
Corporate Auditor

Shigeru Muranaka (seal)
Corporate Auditor

REFERRENCE DOCUMENT CONCERNING EXERCISE OF VOTING RIGHTS

1. Total number of voting rights owned by total number of shareholders:

703,993

2. Items and reference matters in respect thereof:

Proposition No.1. Approval of proposal for appropriation of retained earnings for the 51st business term

The Company has stated a large amount of losses during the business term under review, resulting from, among other things, the fact that the deficiency of the reserve required for retirement benefits, the accounting of which was newly adopted in order to build a sound financing structure, was amortized in a lump-sum, and devaluation losses on a portion of real property for sale and securities occurred. The Company will reverse the reserve for housing warranty and reverse certain amounts from the reserve for dividends and general reserve in order not to carry the above-mentioned losses forward to the next business term. In addition, the Company proposes a ¥9 per share dividend as a distribution of profits for the business term under review, which is the same level as that of the previous business term, based on the Company's dividend policy to provide stable and continuous dividends. The details thereof are stated in page 22. (An interim divided of ¥9 per share was paid on September 28, 2001 and thus an annual dividend totals ¥18 per share.)

Proposition No.2. Alteration in the Articles of Incorporation

1. Summary of the proposition and reason for the alteration

(1) The Company has acquired 21,719,000 shares of common stock of the Company upon resolution of the Board of Directors held on September 4, 2001, in accordance with the Section 2, Article 7-2 of the Articles of Incorporation of the Company and all such shares were retired. Due to the fact that the total number of shares issued by the Company decreased by 21,719,000 shares accordingly, Article 5 (Total Number of Shares Authorised to be Issued by the Company) will be changed.

(2) "Law regarding the Partial Amendments to the Commercial Code, etc. of Japan" (Law No. 79, 2001) was enacted as of October 1, 2001 and the alteration which includes the abolishment of par-value shares, the creation of unit share system (tan-gen kabu), the abolishment of "Law regarding the Special Exception of the Commercial Code of Japan concerning the Procedures for Retirement of Shares", among other things, was implemented. Accordingly, Article 6 (Par Value of Each Par Value Share), Article 7-2 (Retirement of Shares) and Supplementary Provision will be deleted, and the number of one unit (1 tan-i) will change to the number of one unit (1 tan-gen) in Article 7, the provision of a non-issuable share certificate of shares constituting less than one unit of shares (1 tan-gen) will be newly established as Section 2, Article 7, and other necessary changes will be made to Article 8 (Transfer Agent), Article 10 (Share Handling

Regulations), Article 16 (Election of Directors) and Article 23 (Election of Corporate Auditors) of the current Articles of Incorporation.

(3) "Law regarding the Partial Amendments to the Commercial Code, etc. of Japan" (Law No. 128, 2001) was enacted as of April 1, 2002. Accordingly, necessary changes will be made to Article 9 (Record Date), Article 13 (Exercise of Voting Right by Proxy), Article 29 (Dividends) and Article 30 (Interim Dividends) of the current Articles of Incorporation.

(4) From Article 7 to Article 32 of the current Articles of Incorporation will be renumbered due to the deletion of Article 6 of the current Articles of Incorporation.

2. Details of alteration

Details of the alteration is proposed as follows.

Current	Proposed amendment
(Total Number of Shares Authorised to be Issued by the Company) Article 5. The total number of shares authorised to be issued by the Company shall be 2,000,000,000. Provided, however, that when there is a retirement of shares, the total number of shares authorised shall be reduced by the number of shares equivalent to such retirement.	(Total Number of Shares Authorised to be Issued by the Company) Article 5. The total number of shares authorised to be issued by the Company shall be 1,978,281,000. Provided, however, that when there is a retirement of shares, the total number of shares authorised shall be reduced by the number of shares equivalent to such retirement.
(Par Value of Each Par Value Share) Article 6. The Par Value of each par value share to be issued by the Company shall be ¥50.	(Deletion)
(Number of Shares Constituting One Unit of Shares) Article 7. The number of shares constituting one unit (1 tan-i) of shares of the Company shall be 1,000.	(Number of Shares Constituting One Unit of Shares) Article 6. The number of shares constituting one unit (1 tan-gen) of shares of the Company shall be 1,000. Any share certificates for the share constituting less than one unit (1 tan-gen) of shares shall not be issued.
(Retirement of Shares) Article 7-2. The Company may retire its shares up to 70,000,000 by buy-backs with profit upon resolutions of the Board of Directors as from April 28, 1998. In addition to the preceding clause, as from April 26, 2001 the Company may retire its shares up to 70,000,000 in number and up to a total amount of ¥85 billion in acquisition value in buy-backs using additional paid-in capital as a source of funds upon resolution of the Board of Directors.	(Deletion)
(Transfer Agent) Article 8. The Company may have a transfer agent with respect to the shares. The transfer agent and its place of business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given. The shareholders' register and beneficial shareholders' register of the Company (hereinafter referred to as "Shareholders' Register") shall be kept at the place of business of the transfer agent, and the registration of the transfer of shares, the purchase of shares constituting less than one unit (1 tan-i) and other matters relating to shares shall be handled by the transfer agent and not by the Company.	(Transfer Agent) Article 7. The Company may have a transfer agent with respect to the shares. The transfer agent and its place of business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given. The shareholders' register and beneficial shareholders' register of the Company (hereinafter referred to as "Shareholders' Register") shall be kept at the place of business of the transfer agent, and the registration of the transfer of shares, the purchase of shares constituting less than one unit (1 tan-gen) and other matters relating to shares shall be handled by the transfer agent and not by the Company.

Current	Proposed amendment
(Record Date) Article 9. The Company shall determine that shareholders (including beneficial shareholders, the same is applicable hereinafter) entitled to voting rights at the ordinary general meeting of shareholders shall be the shareholders stated in the last Shareholders' Register as of January 31 of each year. In addition to the case of stipulated by the Articles of Incorporation as well as the necessity, the Company shall determine that shareholders or registered pledgees entitled to voting rights shall be the shareholders or registered pledgees stated in the last shareholders' register as of the date for fixed period by giving prior public thereof.	(Record Date) Article 8. The Company shall determine that shareholders (including beneficial shareholders, the same is applicable hereinafter) entitled to voting rights at the ordinary general meeting of shareholders shall be the shareholders stated or recorded in the last Shareholders' Register as of January 31 of each year. In addition to the case of stipulated by the Articles of Incorporation as well as the necessity, the Company shall determine that shareholders or registered pledgees entitled to voting rights shall be the shareholders or registered pledgees stated or recorded in the last shareholders' register as of the date for fixed period by giving prior public thereof.
(Share Handling Regulations) Article 10. The denominations of share certificates, the registration of the transfer of shares, the purchase of shares constituting less than one unit (1 tan-i) and other matters relating to the handling of shares of the Company shall be governed by the Share Handling Regulations established by the Board of Directors as well as by the Articles of Incorporation.	(Share Handling Regulations) Article 9. The denominations of share certificates, the registration of the transfer of shares, the purchase of shares constituting less than one unit (1 tan-gen) and other matters relating to the handling of shares of the Company shall be governed by the Share Handling Regulations established by the Board of Directors as well as by the Articles of Incorporation.
Article 11. ~ Article 12. <Omission>	Article 10. ~ Article 11. <Omission>
(Exercise of Voting Right by Proxy) Article 13. A shareholder may exercise his voting right by proxy by appointing another shareholder of the Company. Provided, however, that such proxy shall submit a document evidencing his power of representation at each general meeting of shareholders.	(Exercise of Voting Right by Proxy) Article 12. A shareholder may exercise his voting right by proxy by appointing another shareholder of the Company. Provided, however, that the shareholder or such proxy shall submit a document evidencing his power of representation at each general meeting of shareholders.
Article 14. ~ Article 15. <Omission>	Article 13. ~ Article 14. <Omission>

Current	Proposed amendment
(Election of Directors) Article 16. The Directors of the Company shall be elected at a general meeting of shareholders. The quorum for the election of Directors in the foregoing paragraph shall be shareholders holding in aggregate 1/3 or more of the total number of the issued and outstanding shares entitled to voting rights. The election of Directors shall not be by cumulative voting.	(Election of Directors) Article 15. The Directors of the Company shall be elected at a general meeting of shareholders. The quorum for the election of Directors in the foregoing paragraph shall require the presence of shareholders having 1/3 or more of the voting rights owned by the total number of shareholders. The election of Directors shall not be by cumulative voting.
Article 17. ~ Article 22. <Omission>	Article 16. ~ Article 21. <Omission>
(Election of Corporate Auditors) Article 23. The Corporate Auditors of the Company shall be elected at the general meeting of shareholders. The quorum for the election of Corporate Auditors of the preceding paragraph shall be shareholders holding in aggregate 1/3 or more of the total number of the issued and outstanding shares entitled to voting rights.	(Election of Corporate Auditors) Article 22. The Corporate Auditors of the Company shall be elected at the general meeting of shareholders. The quorum for the election of Corporate Auditors of the preceding paragraph shall require the presence of shareholders having 1/3 or more of the voting rights owned by the total number of shareholders.
Article 24. ~ Article 28. <Omission>	Article 23. ~ Article 27. <Omission>
(Dividends) Article 29. Dividends shall be paid to shareholders or registered pledgees whose names have been entered in the last Shareholders' Register as of January 31 of each year.	(Dividends) Article 28. Dividends shall be paid to shareholders or registered pledgees whose names have been entered or recorded in the last Shareholders' Register as of January 31 of each year.
(Interim Dividends) Article 30. By resolution of the Board of Directors the Company may pay an interim dividend (a cash distribution in accordance with Article 293-5 of the Commercial Code of Japan) to shareholders or registered pledgees whose names have been entered in the last Shareholders' Register as of July 31 of each year.	(Interim Dividends) Article 29. By resolution of the Board of Directors the Company may pay an interim dividend (a cash distribution in accordance with Article 293-5 of the Commercial Code of Japan) to shareholders or registered pledgees whose names have been entered or recorded in the last Shareholders' Register as of July 31 of each year.
Article 31. ~ Article 32. <Omission>	Article 30. ~ Article 31. <Omission>
Supplementary Provision: Article 7-2-2 shall cease its validity as from March 31, 2002, provided, however, any decisions on buy backs made before the said date at the Board of Directors shall remain valid.	(Deletion)

Proposition No. 3: Acquisition of Treasury Stock

The Company will acquire a maximum of 70,000,000 shares with an aggregate amount of acquisition value of ¥70,000,000,000 from the close of this ordinary general meeting of shareholders to the close of the next ordinary general meeting of shareholders, pursuant to Article 210, Commercial Code of Japan, enabling the Company to carry out more active management in response to changes in corporate environments.

Proposition No. 4: Election of Fourteen (14) Directors

The Company will newly introduce the Executive Officers' System after the close of this ordinary general meeting of shareholders, and attempts to strengthen the strategic capabilities and expedite the operation of the Company, leading to the establishment of an operating system which is able to respond timely to changeable economic conditions and market circumstances. The term of all of the twenty-eight (28) Directors will expire at the close of this ordinary general meeting so you are requested to elect fourteen (14) Directors. We have candidates as follows :

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Number of shares of the Company owned (2) Special interest with the Company
1	Isao Okui (Sep. 3, 1931)	Apr. 1953: joined Sekisui Chemical Co., Ltd. Nov. 1970: resigned from the said company and joined the Company Apr. 1976: Director of the Company Apr. 1980: Managing Director of the Company Apr. 1982: Senior Managing Director of the Company Apr. 1990: Executive Vice President of the Company Apr. 1992: President & Representative Director of the Company Apr. 1998: Chairman & Representative Director of the Company (up to the present)	(1) 259,245 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Number of shares of the Company owned (2) Special interest with the Company
2	Isami Wada (Apr. 29, 1941)	Apr. 1965: joined the Company Apr. 1990: Director of the Company Apr. 1994: Managing Director of the Company Apr. 1996: Senior Managing Director of the Company Apr. 1998: President & Representative Director of the Company (up to the present) (Status as other company's representative) President & Representative Director of Kobe-Rokko Island Development Co., Ltd. President & Representative Director of Nishinomiya Marina City Development Co., Ltd.	(1) 142,399 shares (2) See (Notes) 1. described hereinafter
3	Hideyuki Tonomura (Mar. 9, 1943)	Apr. 1961: joined the Company Apr. 1994: Director of the Company Apr. 1998: Managing Director of the Company in charge of production (up to the present) assigned to the post of Superintendent of Shiga Factory, Chief Manager of Manufacturing Administration Department Apr. 2000: Senior Managing Director of the Company (up to the present) in charge of purchasing (up to the present) Apr. 2001: in charge of construction (up to the present)	(1) 25,600 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Number of shares of the Company owned (2) Special interest with the Company
4	Mikio Yamada (Mar. 3, 1942)	Apr. 1965: joined the Company Apr. 1994: Director of the Company in charge of accounting (up to the present) Apr. 1998: Managing Director of the Company in charge of finance and real estate (up to the present) Apr. 2000: Senior Managing Director of the Company (up to the present) in charge of information & computer system (up to the present)	(1) 72,250 shares (2) None
5	Shichiro Iwane (Sep. 19, 1942)	Oct. 1968: joined the Company Apr. 1996: Director of the Company Apr. 1988: Managing Director of the Company (up to the present) assigned to the post of General Manager of Tokyo Administration Office (up to the present) in charge of Tokyo corporate marketing Feb. 2001: in charge of Hokuriku Sales Administration Headquarters	(1) 21,100 shares (2) None
6	Isao Bando (May 27, 1943)	Apr. 1966: joined the Company Apr. 1996: Director of the Company assigned to the post of General Manager of Chugoku Sales Administration Headquarters (up to the present) Apr. 2000: Managing Director of the Company (up to the present) (Status as other company's representative) President & Representative Director of Sky Rail Service Co., Ltd.	(1) 20,383 shares (2) See (Notes) 2. described hereinafter

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Number of shares of the Company owned (2) Special interest with the Company
7	Hiroshi Itawaki (Jun. 29, 1942)	Apr. 1965: joined the Company Apr. 1998: Director of the Company assigned to the post of Chief Manager of Purchasing Department (up to the present) Apr. 2000: Managing Director of the Company (up to the present)	(1) 12,946 shares (2) None
8	Akira Morimoto (Aug. 7, 1943)	Dec. 1972: joined the Company Apr. 1998: Director of the Company assigned to the post of Chief Manager of Technology Department and Lifelong Housing R &D Institute Feb. 1999: assigned to the post of Chief Manager of Technology Control Department Apr. 2000: Managing Director of the Company (up to the present) Apr. 2002: assigned to the post of Chief Manager of Technology Control Department and Technology Institute (up to the present)	(1) 5,000 shares (2) None
9	Tadashi Iwasaki (Mar. 21, 1944)	Apr. 1967 joined the Company Apr. 1998 Director of the Company (up to the present) assigned to the post of General Manager of Kansai Daiichi Sales Administration Headquarters Aug. 1999 assigned to the post of Chief Manager of Department for Administrative Control of Subsidiary & Affiliated Companies (up to the present) May 2001 in charge of advertising & sales promoting (up to the present) (Status as other company's representative) President & Representative Director of Housing Library Co., Ltd.	(1) 12,780 shares (2) None

No	Name (Date of birth)	Career summary (Status as other company's representative)	(1) Number of shares of the Company owned (2) Special interest with the Company
10	Chojiro Yamamoto (Jan. 24, 1943)	Sep. 1970 joined the Company Apr. 1998 Director of the Company (up to the present) assigned to the post of Chief Manager of Accounting Department (up to the present)	(1) 9,189 shares (2) None
11	Yasuaki Yamamoto (Nov. 6, 1943)	Sep. 1968 joined the Company Apr. 1998 Director of the Company (up to the present) assigned to the post of General Manager of Chubu Daiichi Sales Administration Headquarters Apr. 2000 assigned to the post of General Manager of Kyusyu Sales Administration Headquarters (up to the present)	(1) 16,215 shares (2) None
12	Kazuji Yamazaki (May 7, 1947)	Apr. 1970 joined the Company Apr. 1998 Director of the Company (up to the present) assigned to the post of General Manager of Tokyo Sales Administration Headquarters (up to the present)	(1) 14,000 shares (2) None
13	Sumio Wada (Jul. 8, 1945)	Sep. 1971 joined the Company Apr. 1998 Director of the Company (up to the present) assigned to the post of Superintendent of Kanto Factory (up to the present)	(1) 14,000 shares (2) None
14	Saburo Matsuyoshi (Jan. 9, 1944)	Apr. 1967 joined the Company Apr. 2000 Director of the Company (up to the present) General Manager of Kansai Daiichi Sales Administration Headquarters May 2001 General Manager of Kansai Daiichi Sales Administration Headquarters and Osaka-Minami Branch Aug. 2001 General Manager of Kansai Daiichi Sales Administration Headquarters (up to the present)	(1) 4, 606 shares (2) None

(Notes) 1. Kobe-Rokko Island Development Co., Ltd. was founded by the contribution of the Company and other joint business partners for the Rokko Island (Kobe-shi) 4th development business. The Company has made a pecuniary loan to Kobe-Rokko Island Development Co., Ltd.

2. Sky Rail Service Co., Ltd. was founded by the contribution of the Company and other joint business partners for the transport business through a new transportation system of Sky Rail Town Midorizaka (Hiroshima-shi). The Company has made a pecuniary loan to Sky Rail Service Co., Ltd.

Proposition No. 5: Election of One (1) Corporate Auditor:

You are requested to newly elect one Corporate Auditor, in order to strengthen auditing power by Corporate Auditors.

We have candidates as follows :

Name (Date of Birth)	Career summary (Status as other company's representative)	(1) Number of shares of the Company owned (2) Special interest with the Company
Koji Dohi (Jul. 12,1933)	Apr. 1958: Public prosecutor Nov. 1984: assumed the office of public prosecutor of the Supreme Public Prosecutors Office Jul. 1993: assumed the office of superintendent public prosecutor, the Osaka High Public Prosecutors Office Jul. 1995: assumed the office of superintendent public prosecutor, the Tokyo High Public Prosecutors Office Jan. 1996: assumed the office of the Public Prosecutor General Jul. 1998: registered as lawyer (up to the present)	(1) 0 share (2) None

(Note) Mr. Koji Dohi is an external Corporate Auditor prescribed in Section 1, Article 18 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.

Proposition No.6 : Presentation of Retirement Rewards to Retiring Directors

Messrs. Kazutoshi Sugimura, Hiroyuki Ikeda, Hiroshi Watanabe, Kazuya Sunahara, Keiichi Ohe, Takahiko Ashibe, Yukio Fujisawa, Yoshiro Kubota, Tetsuhiro Kamae, Kunitada Suzuki, Masanori Noritomi, Masahiko Watanabe, Yuzo Matsumoto and Kenichi Moriuchi will retire as Directors for the expiration of their terms of office at the close of this Ordinary General Meeting of Shareholders.

Payment to them of retirement rewards is proposed in reward for their services in office. The sum of rewards shall be within the appropriate amounts in accordance with the Company's bylaw. We propose that the sum, date and method of payment of the reward for the retiring Directors be determined by the Board of Directors.

Careers of the persons above mentioned are as follows :

Name	Career summary	
Kazutoshi Sugimura	Apr. 1990: Apr. 1996: Apr. 1998:	Director of the Company Managing Director of the Company Senior Managing Director of the Company (up to the present)
Hiroyuki Ikeda	Apr. 1996: Apr. 1998:	Director of the Company Managing Director of the Company (up to the present)
Hiroshi Watanabe	Apr. 1996:	Director of the Company (up to the present)
Kazuya Sunahara	Apr. 2000:	Director of the Company (up to the present)
Keiichi Ohe	Apr. 1998:	Director of the Company (up to the present)
Takahiko Ashibe	Apr. 1998:	Director of the Company (up to the present)
Yukio Fujisawa	Apr. 1998:	Director of the Company (up to the present)
Yoshiro Kubota	Apr. 2000:	Director of the Company (up to the present)
Tetsuhiro Kamae	Apr. 2000:	Director of the Company (up to the present)
Kunitada Suzuki	Apr. 2000:	Director of the Company (up to the present)
Masanori Noritomi	Apr. 2000:	Director of the Company (up to the present)
Masahiko Watanabe	Apr. 2000:	Director of the Company (up to the present)
Yuzo Matsumoto	Apr. 2000:	Director of the Company (up to the present)
Kenichi Moriuchi	Apr. 2000:	Director of the Company (up to the present)

- End -

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 11, 2002

By: [signature]
Kenichi Moriuchi
Director & General Manager
General Affairs Department

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331